

Mail Stop 3233

February 27, 2018

Via E-mail
Linzie Steinbach
Principal Financial Officer
FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

> **Re:** **MAN FRM Managed Futures Strategies LLC**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-52505**

Dear Ms. Steinbach:

We have reviewed your January 18, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

Form 10-K for the year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operational Overview, page 21

1.   We have considered your response letter dated January 18, 2018 and we are unclear how your response addresses our comment. We note that the financial statements of Man FRM Managed Futures Strategies, LLC. (the investor fund) have been prepared using a fund of funds presentation. As such the investor fund's pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these

embedded expenses, included any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses), in order to provide investors with a clearer understanding of the fees charged.

You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Off ice of Real Estate and
Commodities